UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Stryker Corporation

_____________________________________________________________

(Name of Issuer)

Common Stock , $.10 Par Value

_____________________________________________________________

(Title of Class of Securities)

863667 10 1

_____________________________________________________________

(CUSIP Number)

December 31, 2008

_____________________________________________________________

(Date of Event Which Requires Filing of this Statement)

                    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [_]  Rule 13d-1(b)

                    [_] Rule 13d-1(c)

                    [X] Rule 13d-1(d)

CUSIP No. 863667 10 1                                                                                                        Page 2 of 5 Pages

____________________________________________________________________________

1.   NAMES OF REPORTING PERSONS

                    John W. Brown

____________________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [_]

                    (b)  [_]

____________________________________________________________________________

3.   SEC USE ONLY

____________________________________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.

____________________________________________________________________________

 NUMBER OF      5.   SOLE VOTING POWER

   SHARES                      19,933,772 Shares

                              _____________________________________________________________

BENEFICIALLY   6.   SHARED VOTING POWER

 OWNED BY                 267,587 Shares

                              _____________________________________________________________

    EACH                7.   SOLE DISPOSITIVE POWER

  REPORTING                19,941,359 Shares

                               _____________________________________________________________

   PERSON             8.   SHARED DISPOSITIVE POWER

    WITH                         260, 000 Shares

____________________________________________________________________________

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    20,201,359 Shares

____________________________________________________________________________

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                    [_]

____________________________________________________________________________

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.1%

____________________________________________________________________________

12.  TYPE OF REPORTING PERSON

                    IN

CUSIP No. 863667 10 1                                                                                  Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

                    Stryker Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

                    2825 Airview Boulevard, Kalamazoo, MI  49002

Item 2(a).  Name of Person Filing:

                    John W. Brown

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                    c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, MI  49002

Item 2(c).  Citizenship:

                    U.S.

Item 2(d).  Title of Class of Securities:

                    Common Stock, $.10 Par Value

Item 2(e).  CUSIP Number:

                    863667 10 1

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                    N/A

CUSIP No. 863667 10 1                                                                                  Page 4 of 5 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                    20,201,359 shares

     (b)  Percent of class:

                    5.1%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote 19,933,772 shares

          (ii)  Shared power to vote or to direct the vote 267,587 shares

          (iii) Sole power to dispose or to direct the disposition of 19,941,359 shares

          (iv)  Shared power to dispose or to direct the disposition of 260,000 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                    N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                    N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the

         Security Being Reported on by the Parent Holding Company.

                    N/A

 Item 8.  Identification and Classification of Members of the Group.

                    N/A

 Item 9.  Notice of Dissolution of Group.

                    N/A

CUSIP No. 863667 10 1                                                                                  Page 5 of 5 Pages

Item 10.  Certification.

                    N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2009

/s/ JOHN W. BROWN
John W. Brown